04002201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 20 2004 WASH, D.C. 187

ARt 2/24/2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-37691 5~~ 8-37691

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S.-Worldwide Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 Austin Avenue, Suite 1902
(No. and Street)

Waco	TX	76701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth H. Nall (254) 297-2785
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pattillo Brown & Hill, LLP
(Name – *if individual, state last, first, middle name*)

401 West Highway 6	Waco	TX	76710
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 05 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth H. Nall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S.-Worldwide Financial Services, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kenneth H Nall
Signature

President
Title

Jennifer D. Hudson
Notary Public

NOTARY PUBLIC STATE OF TEXAS
JENNIFER D. HUDSON
Notary Public, State of Texas
My Commission Expires 11-19-2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U. S. – WORLDWIDE FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2003

U. S. – WORLDWIDE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2003

	Schedule	Page Number
Independent Auditors' Report		1 – 2
FINANCIAL STATEMENTS		
Statement of Financial Condition		3
Statement of Income		4
Statement of Changes in Stockholders' Equity		5
Statement of Cash Flows		6
Notes to Financial Statements		7 – 9
SUPPLEMENTARY INFORMATION		
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	I	10
Computation of Net Capital Pursuant to Rule 15c3-1	II	11
Report on Material Inadequacies		12

PATTILLO, BROWN & HILL, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS ■ BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
U. S. – Worldwide Financial Services, Inc.
Waco, Texas

We have audited the accompanying statement of financial condition of U. S. – Worldwide Financial Services, Inc. (a Texas corporation) as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U. S. – Worldwide Financial Services, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

401 WEST HIGHWAY 6 ■ P. O. BOX 20725 ■ WACO, TX 76702-0725 ■ (254) 772-4901 ■ FAX: (254) 772-4920 ■ www.pbhcpa.com
AFFILIATE OFFICES: BROWNSVILLE, TX (956) 544-7778 ■ HILLSBORO, TX (254) 582-2583
TEMPLE, TX (254) 791-3460 ■ ALBUQUERQUE, NM (505) 266-5904 ■ RIO RANCHO, NM (505) 898-3516

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the prior page as supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pattillo, Brown + Hill, L.L.P.

January 19, 2004

U. S. - WORLDWIDE FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

CURRENT ASSETS		
Cash	$ 85,458	
Commissions receivable (net of doubtful accounts of $0)	10,149	
Other receivables	1,644	
Prepaid expenses	10,382	
Total Current Assets		$ 107,633
PROPERTY AND EQUIPMENT		
Office equipment	12,091	
Less: accumulated depreciation	(12,091)	
Total Property and Equipment		-
OTHER ASSETS		
Dealer reserve	5,785	
Total Other Assets		5,785
Total Assets		$ 113,418

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accrued expenses payable	$ 13,491	
Federal income tax payable	82	
Total Current Liabilities		$ 13,573
LONG-TERM LIABILITIES		-
Total Liabilities		13,573
STOCKHOLDERS' EQUITY		
Common stock par value $1 per share - authorized 1,000,000 shares, issued and outstanding 2,500 shares	2,500	
Additional paid-in capital	11,500	
Retained earnings	85,845	
Total Stockholders' Equity		99,845
Total Liabilities and Stockholders' Equity		$ 113,418

See accompanying notes and auditors' report.

U. S. - WORLDWIDE FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

INCOME	
Sales commissions	$ 344,127
Total Income	344,127
EXPENSES	
Leased employee expense - officers	77,565
Leased employee expense - staff	20,560
Rent	5,100
Postage	167
Office	3,444
Bank fees and charges	526
Commissions	200,327
Registration fees, exams and licenses	7,860
Accounting and actuarial fees	4,275
Consulting fees	21,200
Subscriptions, books and periodicals	745
Professional dues	525
Training	190
Bond	2,233
Taxes - franchise	248
Printing	153
Miscellaneous	130
Total Expenses	345,248
LOSS FROM OPERATIONS	(1,121)
INTEREST INCOME	1,669
NET INCOME BEFORE FEDERAL INCOME TAX	548
FEDERAL INCOME TAX	82
NET INCOME	$ 466
EARNINGS PER SHARE	$ 0.19

See accompanying notes and auditors' report.

U. S. - WORLDWIDE FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

	Balance January 1, 2003	2003 Additions Net Income (Loss)	Balance December 31, 2003
Common stock	$ 2,500	$ -	$ 2,500
Additional paid-in capital	11,500	-	11,500
Retained earnings	85,379	466	85,845
Totals	$ 99,379	$ 466	$ 99,845

See accompanying notes and auditors' report.

U. S. - WORLDWIDE FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ 466
Decrease in commissions receivable	5,046
Decrease in other receivables	883
Increase in prepaid expense	(1,762)
Increase in dealer reserve	(78)
Decrease in accrued expenses payable	(9,827)
Increase in taxes payable	31
Net Cash Flows Provided by Operating Activities	(5,241)
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET INCREASE IN CASH	(5,241)
CASH BALANCE, BEGINNING OF YEAR	90,699
CASH BALANCE, END OF YEAR	$ 85,458

See accompanying notes and auditors' report.

1. SIGNIFICANT ACCOUNTING POLICIES

U. S. – Worldwide Financial Services, Inc. (the Company) was incorporated February 6, 1987, for the purpose of providing brokerage services primarily to military personnel at selected locations in the continental United States and overseas. Business commenced on February 20, 1987, the date of initial capitalization. Certain minor expenses were paid by a stockholder and not allocated to the Company.

Fiscal Year

The Company's fiscal year runs from January 1st through December 31st.

Basis of Accounting

The Company uses the accrual basis of accounting for income and expenses.

Cash

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of six months or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed on the Modified Accelerated Cost Recovery System required for federal income tax purposes as well as for financial statement purposes at rates based on the following estimated useful lives:

Office Equipment	5 – 7 years

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. CUSTOMER PROTECTION--RESERVES AND CUSTODY SECURITIES

The Company's activities are limited to those set forth under subparagraph (k)(l) of Rule 15c3-3; accordingly, the Company claims exemption from all other provisions of the Rule.

3. NET CAPITAL REQUIREMENTS

The Company is subject to Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $82,276, which was in excess of the required net capital of $5,000 by $77,276. The Company's net capital ratio was .21 to 1.

4. INCOME TAXES

Federal income taxes of $82 have been recorded for the current year.

5. RELATED PARTIES

The majority of sales activities by U. S. – Worldwide Financial Services, Inc. are undertaken by registered representatives who are also agents for one or more of the following insurance companies:

American Amicable Life Insurance Company
Pioneer American Life Insurance Company
Pioneer Security Insurance Company

All three of the above insurance companies are under common ownership and control of American Amicable Holding, Inc. Commission income of $344,127 (100% of total) was generated by these registered representatives in 2003.

A significant change in the relationship could have a material effect on both revenue and expense of U. S. – Worldwide Financial Services, Inc. The Company paid $6,139 to American Amicable during 2003 for rent, postage and telephone.

The Company paid officers and stockholders (in addition to salaries) $21,200 in commissions and consulting fees.

During 2003, the Company reimbursed United Armed Forces Association $98,125 for shared/ leased employees.

6. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest and Income Taxes

Cash paid (received) in 2003 for interest and income taxes for 2002 were as follows:

Interest received	$ 1,669
Income taxes paid	51
Franchise taxes paid	248

7. MAJOR CUSTOMERS/ECONOMIC DEPENDENCE

Sales commissions from five mutual fund companies totaled 98.18% of revenue for the year ended December 31, 2003.

SUPPLEMENTARY SCHEDULES

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2003

U. S. – WORLDWIDE FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2003

The Company had no liabilities subordinated to claims of general creditors for the year ended December 31, 2003.

U. S. - WORLDWIDE FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2003

NET CAPITAL	$ 99,845
LESS: NON-ALLOWABLE ASSETS FROM STATEMENT OF FINANCIAL CONDITION	16,738
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS (TENTATIVE NET CAPITAL)	83,107
HAIRCUTS ON SECURITIES	
Certificates of Deposit	(831)
NET CAPITAL	$ 82,276
TOTAL OF AGGREGATE INDEBTEDNESS	$ 17,569
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required	$ 5,000
Excess net capital	$ 77,276
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 75,519
Ratio: Aggregate indebtedness to Net Capital	.21 to 1

PATTILLO, BROWN & HILL, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS ■ BUSINESS CONSULTANTS

Board of Directors
U. S. – Worldwide Financial Services, Inc.
Waco, Texas

We have examined the internal control structure of U. S. – Worldwide Financial Services, Inc. in effect at December 31, 2003. Our examination was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

The management of U. S. – Worldwide Financial Services, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of the internal control structure are to provide reasonable assurance that financial data are recorded, processed, summarized, and reported consistent with the assertions embodied in the financial statements. The internal control structure comprises the control environment, the accounting system, and the control procedures.

Because of inherent limitations in any internal control structure, errors or irregularities may, nevertheless, occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that policies or procedures may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

In our opinion, the internal control structure of U. S. – Worldwide Financial Services, Inc. in effect at December 31, 2003, taken as a whole, was sufficient to meet the objectives stated above, insofar as those objectives pertain to the prevention or detection of errors or irregularities in amounts that would be material in relation to the financial statements.

Pattillo, Brown + Hill, L.L.P.

January 19, 2004

401 WEST HIGHWAY 6 ■ P. O. BOX 20725 ■ WACO, TX 76702-0725 ■ (254) 772-4901 ■ FAX: (254) 772-4920 ■ www.pbhcpa.com
AFFILIATE OFFICES: BROWNSVILLE, TX (956) 544-7778 ■ HILLSBORO, TX (254) 582-2583
TEMPLE, TX (254) 791-3460 ■ ALBUQUERQUE, NM (505) 266-5904 ■ RIO RANCHO, NM (505) 898-35